Axiom Consulting LLP
David Castaneda, CPA
20329 Londelius St. Winnetka, CA 91306 | david@axiomllp.com | License #: 131392

Accountants Compilation Report

Board of Directors
Kiwi Campus Inc

We have compiled the accompanying statements of financial position of Kiwi Campus Inc as of December 31, 2021 and 2020, and the related statement of comprehensive income and statement of cashflows for the years then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with US Generally Accepted Accounting Principles (US GAAP) by the Financial Accounting Standards Board.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP as issued by the Financial Accounting Standards Board and for designing, implementing, and maintaining internal controls relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilations in accordance with Statements on Standards for Accounting and Review Services issued by the Financial Accounting Standards Board. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

DocuSigned by:

David Castaneda

685615C8DAA849D...

David Castaneda
Axiom Consulting LLP

Los Angeles, CA
April 20, 2022

Kiwi Campus Inc
Consolidated Statements of Assets, Liabilities, and Equity
December 31, 2021, and 2020

Assets	Note	2021	2020
Cash and cash equivalents	2	$4,591,205	$28,825
Contract receivables, Net of Allowance for Doubtful Accounts	1f	240,282	30,000
Investments	3	0	0
Prepaid charges and other current assets		75,671	47,468
Total current assets		4,907,158	106,294
Property and equipment, net of accumulated depreciation	1g	2,363,921	498,103
Intangible Assets, Net of Accumulated Amortization	4	9,450	0
Other long term assets		(0)	2,264
Total Long Term Assets		2,373,371	500,366
Total Assets		$7,280,529	$ 606,660

Liabilities and Shareholders' Equity

Liabilities		2021	2020
Accounts and retentions payable	5	$ 303,474	$ 140,011
Other current liabilities		55,465	87,769
Total current liabilities		358,939	227,780
Notes Payable		158,819	26,120
Other liabilities		0	0
Total long term liabilities		158,819	26,120
Total Liabilities		517,759	253,900
Shareholders' Equity			
Common Stock	7	100	100
Preferred Stock	7	14,166,959	44,346
Additional Paid in Capital	7	2,149	0
Less Treasury Stock	7	(120,551)	0
SAFEs / Convertible Notes	7	0	5,664,243
Retained earnings		(7,303,824)	(5,375,292)
Other comprehensive income and adjustments to equity		17,937	19,363
Total shareholders' equity		6,762,771	352,760
Total liabilities and shareholders' equity		$7,280,529	$606,660

Kiwi Campus Inc

Consolidated Statements of Operations and Comprehensive Income

December 31, 2021, and 2020

		2021	2020
Revenues, Net	8	$446,386	$65,173
Cost of revenues earned	9	457,448	16,204
Gross Proft		(11,063)	48,968
Operating Expenses			
Research and Development		903,914	655,688
Selling, general, and administrative expense		1,018,608	741,534
Income from Operations		(1,933,584)	(1,348,253)
Interest expense (net of interest income)	10	57,848	4,719
Other expense (income)		(19,689)	(18,186)
Foreign currency transaction expense (net of foreign currency transaction income)		(53,225)	(2,343)
Total other expense (Income)		(15,067)	(15,810)
Income (Loss) before provision for (benefit from) income taxes		(1,918,518)	(1,332,443)
Provision for (benefit from) income taxes		10,014	8,334
Net Income		-$1,928,532	-$1,340,776
Retained earnings, beginning of year		-$5,375,292	-$4,034,515
Prior Period Adjustments		0	0
Adjusted Retained earnings, Beginning of Year		(5,375,292)	(4,034,515)
Net Income (Loss)		(1,928,532)	(1,340,776)
Retained earnings, end of year		-$7,303,824	-$5,375,292

Kiwi Campus Inc
Consolidated Statements of Cash Flows
December 31, 2021, and 2020

	2021	2020
Cash flows from operating activities:		
Net Income	-$1,928,532	-$1,340,776
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	163,839	200,096
Provision for losses on contract receivables	0	0
(Increase) Decrease in contract receivables, Net	(216,374)	78,590
(Increase) decrease in Tax Benefit	0	0
(Increase) decrease in Inventories	0	0
(Increase) decrease in prepaid charges and other assets	79,843	8,401
(Decrease) increase in accounts and retentions payable	70,439	(296,367)
(Decrease) increase in other accrued liabilities	(23,432)	(143,989)
Net cash provided by operating activities	74,315	(153,270)
Cash flows from financing activities:		
Contribution Assets	0	0
(Decrease) Increase in notes payable	98,399	(8,029)
(Increase) Decrease in Notes Receivable	56,765	69,528
SAFEs	(5,664,243)	1,402,254
Capital Contributions	14,124,762	206,930
Net Change in Treasury Stock	(120,551)	0
Net cash used in financing activities	8,495,132	1,670,682
Cash flows from investing activities:		
Fixed Assets	(2,031,694)	(110,810)
Intangible Assets	(9,450)	0
Investment in Subsidiaries	0	(197,173)
Net cash used in investing activities	(2,041,144)	(307,983)
Net increase (decrease) in cash and cash equivalents, prior to exchange rate effects on cash	**4,599,771**	**(131,347)**
Effect of Exchange Rates on Cash	(37,391)	(2,564)
Net increase (decrease) in Cash and Cash Equivalents	**4,562,380**	**(133,911)**
Cash and cash equivalents at beginning of the period	28,825	162,736
Cash and cash equivalents at end of the period	4,591,205	28,825

Kiwi Campus Inc

Notes to the Financial Statements

December 31, 2021, and 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a) Basis of Accounting

The accompanying financial statements have been prepared in accordance with Financial Accounting Reporting Standard as issued by the Financial Accounting Standards Board. The accounting principles that compose the framework are appropriate for the preparation of the entity's financial statements.

b) Nature of Operations

The Company offers 'Last Mile' delivery services using AI robots in select cities in the United States. At the moment, The Company is focused on food delivery services in Universities.

c) Use of Estimates

The preparation of financial statements in conformity with Financial Accounting Reporting Standard as issued by the Financial Accounting Standards Board requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

d) Statement of Assets, Liabilities, and Equity classification

A one-year time period is used as the basis for classifying all other current assets and liabilities.

e) Principles of Consolidation

The consolidated financial statements contain one wholly owned Foreign corporate subsidiary (Kiwibot SAS). All intercompany transactions are eliminated in the consolidated financial statements above.

The Colombian subsidiary, Kiwibot SAS, hires engineers, builds prototypes, and develops the AI used for the service. As such, the majority of expenses incurred via the Colombian entity are Research and Development expenditures. The colombian entity sells these services to the parent company. These transactions were eliminated.

f) Contracts Receivable

The company's invoices are due 30 days after presentation. So far, the company has never had an uncollectable receivable. As such, Managent decided not to accrue an allowance for doubtful accounts. All sales and invoices are billed via the US company.

g) Property and Equipment

The company has significant capital expenditures in Robots used to deliver orders to consumers. The company also has other types of traditional fixed assets, including Computer equipment, vehicles, and Real Estate.

Management has determined the following useful lives of each type of fixed asset:

Fixed Asset Type	Useful Life (Years)
Robots and Delivery Equipment	2
Office Equipment	5
Vehicles	5
Real Estate	30

The company's fixed assets are as follows:

	2021	2020
Robots and Delivery Equipment Placed in Service	$788,501	$362,608
Office Equipment	209,833	200,430
Vehicles	4,300	0
Real Estate	40,463	48,177
Robots being built	1,843,746	246,027
Accumulated Depreciation	(522,922)	(359,139)
Fixed Assets, Net	$2,363,921	$498,103

h) Revenue and Cost Recognition

The Company's revenue consists primarily of commissions billed to establishments and/or companies who need to deliver their product to consumers. Revenues from services are recognized using the Revenue Recognition Principle. As such, revenues are recognized when realized and earned.

The Company recognizes all expenses using the accrual method of accounting.

i) Income Taxes

The Company accrues for income taxes in the year for which the tax liability is levied or the tax benefit is eared. So far, The Company has not been required to pay US Income taxes. However, The Company does pay income taxes in Colombia as the Colombian operation reports a profit by selling R&D services to its parent company.

j) Evaluation of Subsequent Events

The Company has evaluated subsequent events through April 20th, 2022, which is the date the financial statements were available to be issued. Management has deternmined that there are no material subsequent events needed to be disclosed in the financial statements.

2. CASH AND EQUIVALENTS

The Company has Cash and Cash equivalents, including money market accounts, in Colombia and The United States. The breakdown of Cash and Equivalents, converted to US Dollars, are as follows:

	2021	2020
United States	$4,576,257	$21,509
Colombia	14,948	7,316
Cash and Cash Equivalents	$4,591,205	$28,825

3. INVESTMENTS

The Company has one wholly owned foreign subsidiary, Kiwi Campus SAS, which was founded and operates under the laws of Colombia. No investments in subsidiaries are reflected in the balance sheet as these transactions were eliminated.

4. INTANGIBLE ASSETS

Goodwill

The Company's sole intangible asset is a criptocurrency investment that it made in 2021.

5. ACCOUNTS AND RETENTION PAYABLE

The company has suppliers both in the US and Colombia which issue invoices for Robot parts that are due 30 day after presentation.

6. CONTINGENCIES

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

7. EQUITY

The Company's most recent funding round was in 2021, also known as "Series A". As a result, the company's SAFE investors were given preferred shares, and additional cash was raised. The breakdown of equity can be found on the balance sheet.

The Company entered into a contract with one of its founders to repurchase his shares of the company. This is reflected in the treasury stock account.

10. OTHER NON-OPERATING INCOME AND EXPENSES, NET

The Company has non-operating Expenses/(Income) via its Colombian Subcidiary. They are mostly due to subsidies and benefits received from the Colombian government due to COVID-19.

Other Income, Net	2021	2020
Other Expense	$903	$1,755
Other (Income)	(20,592)	(19,941)
TOTAL	-$19,689	-$18,186

11. INTEREST INCOME AND EXPENSE

INTEREST, NET	2021	2020
Interest Expense	$57,848	$4,719
Interest (Income)	(0)	(0)
TOTAL	$57,848	$4,719